Exhibit (a)(1)(iv)

FORM OF ANNOUNCEMENT EMAIL TO ELIGIBLE PARTICIPANTS

TO:	[Participant]
FROM:	info@mail.infiniteequity.com
SUBJECT:	IMPORTANT NEWS: Launch of Option Exchange Program
DATE:	January 30, 2024

IMPORTANT NEWS - PLEASE READ IMMEDIATELY. SHOULD YOU CHOOSE TO PARTICIPATE IN THIS PROGRAM, YOU MUST TAKE ACTION BY 11:59 P.M., EASTERN TIME, ON FEBRUARY 27, 2024.

We are pleased to provide details of the previously announced option exchange program. As you hold eligible options to purchase Common Stock, we encourage you to carefully read the “Offer to Exchange Certain Outstanding Options to Purchase Common Stock for a Number of Replacement Options” as well as the other offering materials contained in the Schedule TO we filed with the Securities and Exchange Commission on January 30, 2024, all of which are available on the option exchange website at www.myoptionexchange.com. These materials will help you to understand the risks and benefits of our exchange program and the terms and conditions of the offer.

OPTION EXCHANGE PROGRAM INFORMATION & WEBSITE

Below you will find a basic outline of the program. Please take the time to educate yourself about the program by reviewing the resources on the option exchange program website. If you choose to participate, you can elect to do so through this website as well. To log into the website, please go to www.myoptionexchange.com. Click on “Register as New User”, set your password, and check your email for the authentication code. You must use your Aligos email address.

ELIGIBILITY

All employees and directors of Aligos and its subsidiaries who are resident in the United States or Switzerland and remain continuously employed or who remain in continuous service through February 28, 2024 (the “Replacement Option Grant Date”), are eligible to exchange options granted under the Company’s 2020 Incentive Award Plan (the “2020 Plan”) with exercise prices equal to or greater than the highest closing trading price of a share of Common Stock during the 52-week period ending on February 27, 2024 (the “Offer Expiration Date”), which, as of the date of this Offer, is $2.10 (such 52-week high closing trading price, the “Minimum Exercise Price”).

EXCHANGE DETAILS

Options will be exchanged for new options covering a lesser number of shares of our Common Stock (“Replacement Options”) than the option tendered for exchange. The “exchange ratio” represents the number of shares underlying an eligible option that you must surrender in order to receive one share underlying an a new option. Exchange ratios vary based on exercise price and remaining term of the eligible option, and the exchange ratios applicable to your eligible options are available on the option exchange website.

Additional key features of the new options will include:

•	Type of Option: Incentive stock options to the maximum extent permitted by applicable law, with any remainder constituting non-qualified stock options.

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Vesting Period: Replacement options will be subject to a new initial one-year vesting period from the Replacement Option Grant Date, which we currently expect to be February 28, 2024. Upon the first anniversary of the Replacement Option Grant Date, the portion of the Replacement Option corresponding to the portion of the surrendered eligible option that would have been vested as of such date shall vest, and any remaining unvested portion of the Replacement Option will vest on the same schedule that previously applied to the surrendered eligible option (i.e., in substantially equal installments on the remaining original vesting dates), subject to accelerated vesting upon certain terminations if provided for under the agreement governing the surrendered eligible option.

•	Option Term: Replacement options will have a term equal to the remaining term of the surrendered eligible option.

•	Exercise Price: Per share closing trading price of Aligos’ Common Stock, as reported on The Nasdaq Global Market, on the Replacement Option Grant Date.

TIMING

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The offering period begins now and will end at 11:59 p.m., Eastern Time, on the Offer Expiration Date, which we currently expect to be February 27, 2024, unless Aligos is required or decides to extend the offering period to a later date.

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Individuals who wish to participate in the option exchange program must elect to participate during this window through the option exchange program website. We will not accept any elections after 11:59 p.m., Eastern Time, on the Offer Expiration Date, unless Aligos is required or opts to extend the offering period to a later date.

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Based on our expected timeline, participants will be granted a Replacement Option in exchange for each eligible option tendered for exchange on the Replacement Option Grant Date, which we currently expect to be February 28, 2024.

HOW TO LEARN MORE

The election period for this program begins today. There are many things to consider when deciding whether or not to participate in this program, and we encourage you to carefully read the offering materials before deciding to participate. Please review the option exchange program website for more information and instructions on how to elect to participate in the program, change a prior election and withdraw your election before the end of the election period.

Aligos will also be holding a virtual town hall during the time listed below to provide an overview of the option exchange program. The date and time for this meeting will be January 30, 2024, at 2:00 P.M. to 3:00 P.M. Pacific Time, and further meeting details will be shared via a separate calendar invitation.

NO ALIGOS EMPLOYEE IS AUTHORIZED TO MAKE ANY RECOMMENDATION ON YOUR BEHALF AS TO YOUR CHOICES. AS A RESULT, YOU MAY WISH TO CONSULT WITH YOUR PERSONAL FINANCIAL, LEGAL AND/OR TAX ADVISORS AS PART OF YOUR DECISION-MAKING PROCESS.

If you are no longer providing services to Aligos or its subsidiaries, whether voluntarily, involuntarily, or for any other reason before the Replacement Option Grant Date, you will not be able to participate in this offer. Also, if you change your place of residence outside of the United States or Switzerland, you will not be able to participate in this offer.

If you have any questions about the exchange program, please contact aligos@infiniteequity.com.